Zenus, Inc.



ANNUAL REPORT

411 West Monroe Street

Austin, TX 78704

0

https://zenu.ai/

This Annual Report is dated April 30, 2021.

BUSINESS

Zenus, formerly Bits and Data Labs, Inc., develops proprietary solutions for continuous and large-scale video analysis. In particular, our team specializes in processing multiple video streams and analyzing hundreds of faces.

Sales and marketing teams need accurate user insights to measure and improve the performance of offline (out-of-home) campaigns and activations. A few examples include popup shops, promotions, retail analytics, trade shows, sponsorships, etc. This is an important need for large corporations and small and medium enterprises (SMEs) because it affects their sales.

With our technologies they can: Count foot traffic, draw heatmaps, calculate dwell time, predict demographic information (sex/age), assess sentiment (happiness), distinguish individuals, employ real-time position tracking, monitor occupancy and measure adherence to physical distancing.

Our smart cameras analyze video locally (edge processing) and display the results on a live dashboard which is accessible through the web. They may also submit pre-recorded video footage so that our system can process it to produce interactive graphs and insights. Select partners may license parts of our technology and integrate it into their platforms.

Our revenue is predominantly generated through selling access to our software. We recently

launched a Software as a Service subscription model (i.e., $750/camera/month) which requires an annual commitment. Certain businesses may receive special packages to match their needs (e.g., large business events which take place a few times a year).

We have tested our technologies on deployments ranging from a few hundred to tens of thousands of people. To ensure our services have a positive impact in the world, we focus on applications and industries which enhance user experience and add value to businesses. Examples include analytics for professional conferences, tradeshows and exhibitions, out of home activations, experiential marketing campaigns, and retail stores.

Our technologies have helped brands such as Keller Williams, ServiceNow, United Kingdom Treasury, Oracle, Accenture, Deloitte, KPMG, Mastercard, and Crown Commercial. Some of these companies engaged directly with us whereas others received data and reports indirectly through a partner.

In addition, we have established a global footprint with completed sales and deployments around the world: North and South America, Europe, Middle East, Africa, and Australia.

Corporate Structure and Current Offering

The Company has authorized 10,000,000 shares of Common Stock under its Amended and Restated Certificate of Incorporation and has previously issued Simple Agreements for Future Equity (SAFEs) to multiple investors at various valuation caps and/or discounts set forth below. These SAFEs remain outstanding and will not convert into shares of stock in connection with this offering. We expect the SAFEs to convert into shares of stock in a future financing or sale of the company, resulting in dilution to our stockholders at such time as described in more detail below. As part of the Regulation Crowdfunding raise, the Company will be offering up to 529,703 shares of Common Stock, which number may be increased to up to 635,644 shares if all shares offered as perks or bonuses, as described on pages 3 and 4 of this offering memorandum, are actually issued.

Previous Offerings

Between 2020 and 2019, we sold 100,722 shares of common stock in exchange for $2.02 per share under Regulation Crowdfunding.

Type of security sold: SAFE

Final amount sold: $350,000.00

Use of proceeds: This amount was raised to develop and launch the cloud-based API service focusing on the events industry.

Date: July 03, 2017

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $600,000.00

Use of proceeds: This amount was raised to (i) explore the most efficient commercialization paths for the cloud-based API service and (ii) develop a smart camera with edge processing.

Date: October 30, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $225,000.00

Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.

Date: November 14, 2019

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $20,000.00

Use of proceeds: This amount was raised to (i) convert the cloud-based service into a standalone product, and (ii) finalize development for the smart cameras while conducting the necessary pilots.

Date: May 06, 2019

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The Company has prior operating history.

Circumstances which led to the performance of financial statements

Revenues

The Company revenues went down 43% from $55,383 in 2019 to $31,321 in 2020. The decrease in revenues from 2019 to 2020 was mainly due to the impact of the Covid-19 pandemic and the Company's decision to shift focus towards the development of its analytics service.

Cost of Sales

The total cost of goods sold went down from $7,850 in 2019 to $2,037 in 2020 in parallel to sales. The Company's cost of goods sold consisted primarily of hosting expenses.

Gross Margins

As of December 31, 2020, gross profit was $29,284, which was 93.50% as a percentage of revenues, a decrease of 48% from 2019. The decrease in gross profit was due to the decrease in revenues as mentioned above.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, contractors, legal and professional fees, wages, office supplies, travel, insurance, trade shows, etc. Total operating expenses went from $467,095 in 2019 to $284,622 in 2020, a 60% decrease. As of December 31, 2020, total operating expenses consist of 6% in advertising and marketing at $18,344, and 94% general and administrative (G&A) expenses at $266,289. Wages and salaries made up a substantial portion of G&A at 68% with $181,499, due to the Company focusing on product development and further market analysis for its analytics service. Legal and professional made up 16% of G&A at $41,333 due to the Company launching a Regulation CF campaign, marketing and contractors made up 9% at $24,292 as the Company launched its equity crowdfunding campaign. Office supplies and software subscriptions made up 2% of G&A at $5,688.

The Company is a startup and its operating expenses were greater than its sales, causing it to incur a net loss of $226,495 as of December 31, 2020.

Historical results and cash flows

The Company had an accumulated deficit of $1,202,940 and cash in the amount of $201,930 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went down to $223,162 as of

December 31, 2020 from $433,336 as of December 31, 2019. The decrease in cash used in operating activities was mainly due to the Company's response to the impact of the Covid-19 pandemic.

Investing Activities

The Company did not make any capital investment in 2020.

As of December 31, 2020, Cash provided by financing activities was $207,392, down from $244,998, in 2019. The decrease in cash provided by financing activities in 2020 was because the Company issued fewer SAFEs in 2020 compared to 2019.

Historical results and cash flows:

The Company's management does not think that these historical results are what investors should expect in the future. The Company put in place strategies that will support the Company's goals of gaining more market shares and increasing revenues. Specifically, the Company successfully launched the second generation of its smart cameras. The Company believes this product launch greatly expands the number of use cases and sales opportunities. Specifically, the new edge processing devices do not transmit video or images to the cloud. This approach allows for live updates to the analytics dashboard in everyday environments. It also virtually eradicates cloud hosting and processing costs. Because the information is presented in an aggregated format without personal identification, privacy concerns are also alleviated. As a result, the need for an operations person (formerly, Gavin Garvey, Ph.D.) is eradicated at this stage, and the need for negotiating complex client agreements (legal counsel expenses) is minimized. The pricing model for this service is a monthly subscription offering a steady stream of revenue.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $201,930.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Small Business Administration

Amount Owed: $60,900.00

Interest Rate: 1.0%

Maturity Date: May 06, 2022

On May 6, 2020, the Company received a Paycheck Protection Program loan in the amount of $60,900 from the US Small Business Administration. The loan bears an interest rate of 1% per year and will mature 2 years from signing and it is deferred for the first six months following disbursement of the Loan. Borrower must pay principal and interest payments of every month, beginning seven months following the date of the agreement. This loan is made under the provisions of the PPP, Loan Program and the CARES Act. The principal under this Note may be

reduced or forgiven in accordance with the loan forgiveness provisions of the CARES Act and regulations or requirements established by SBA and the U.S. Treasury. The principal of this Note is not to be deemed forgiven or reduced until documented in a writing, signed by Lender or the SBA. Interest under this loan will not be forgiven but payments for interest may be made by SBA.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Panagiotis Moutafis, Ph.D.

Panagiotis Moutafis, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: October 19, 2015 - Present

Responsibilities: My responsibilities touch every aspect of the company including marketing, sales, product, and strategy. Salary: $49,200/year. Shares: 3,537,223

Position: Board of Directors

Dates of Service: October 19, 2015 - Present

Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Rakshak Talwar

Rakshak Talwar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: October 04, 2016 - Present

Responsibilities: Software development and project management for the company's product lines. Salary: 42,000 | Shares: 330,000

Position: Board of Directors

Dates of Service: December 01, 2018 - Present

Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions.

Name: Rahul Bijlani

Rahul Bijlani's current primary role is with CBRE. Rahul Bijlani currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: December 01, 2018 - Present

Responsibilities: Discuss with the other directors and agree on the company's direction and most important decisions. Salary: N/A. Shares: N/A. Mr. Bijlani holds a Simple Agreement for Future Equity in the amount of $50,000 issued by the Company on September 6, 2018.

Other business experience in the past three years:

Employer: CBRE

Title: Senior Vice Precident

Dates of Service: February 01, 2016 - Present

Responsibilities: Rahul Bijlani co-leads CBRE Hotels South-Central US, specializing in hospitality investment sales in the region.

Other business experience in the past three years:

Employer: YB Intel

Title: Co-owner

Dates of Service: January 01, 2011 - Present

Responsibilities: Day to day operations including sales and marketing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each

named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Panagiotis Moutafis, Ph.D.

Amount and nature of Beneficial ownership: 3,537,223

Percent of class: 70.11

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 5,044,967 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more

shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Common Stock purchased in this offering is subject to other restrictions set forth in the subscription agreement and described in more detail below, including a right of first refusal in favor of the Company on any proposed transfer (subject to customary exceptions) and a market stand-off agreement. Additionally, the Common Stock is subject to a drag-along right, such that if the Board of Directors of the Company and the holders of a majority of the aggregate outstanding Common Stock elect to sell the Company, you must participate in this sale. Furthermore, in the Company's discretion, the Company may at any time record your Common Stock in, or transfer it to, the name of a special-purpose vehicle or other entity to be legally held by the entity for your benefit. The Company may also at any time appoint a qualified custodian

as attorney-in-fact for you with respect to your Common Stock.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,069,998.04 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Additionally, on the closing of our next preferred equity financing, our outstanding Simple Agreements for Future Equity will convert into equity securities, which will cause future dilution. See the risk factor titled 'Terms of subsequent financings may adversely impact your investment.' If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that

are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The conversion of our outstanding Simple Agreements for Future Equity into equity securities at the closing of our next preferred equity will also cause further dilution.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type, providing facial recognition analytics and related supporting equipments. Our revenues are therefore dependent upon the market for such.

We may never have an operational product or service

It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational service or that the services may never be used to engage in sales. It is possible that the failure to release the services is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our services. Delays or cost overruns in the development of our services and failure of the services to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market

and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technologies or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other products. Our business growth depends on the market interest in the Company over other products.

We are an early stage company and have not yet generated any profits

Zenus, Inc. was formed on 10/19/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zenus, Inc. has incurred a net loss and has had limited revenues generated since inception. There can be no assurance that we will ever be profitable or, even if we become profitable, that our Board of Directors will determine in its discretion that our financial condition, results of operations, capital requirements, general business conditions and other factors will permit it to declare dividends on our Common Stock.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think our services and vision are good, the team will be able to successfully market and sell the services, and we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors

may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell services is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and

regulations concerning the selling of services may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell services and, therefore, your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zenus, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zenus, Inc. could harm our reputation and materially negatively impact our financial condition and business.

There are many unforeseeable circumstances which may occur especially in the global landscape

Even though our team has performed a significant amount of market research and business continuity planning, there are still unforeseeable circumstances which may impact our success. These include acts of God, accident, riots, war, terrorist act, epidemic, pandemic, quarantine, civil commotion, breakdown of communication facilities, breakdown of web host, breakdown of internet service provider, natural catastrophes, governmental acts or omissions, changes in laws or regulations, national strikes, fire, explosion, generalized lack of availability of raw materials or energy.

Other patents or intellectual property in existence

There is a large body of prior art in computer vision and software so there could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property. Although we have yet to find a patent upon which we believe our service infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other services similar with ours will sue for infringement even if our services do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business

strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

This is a new and unproven industry

Our services are new in the market and introduced into the crowded field of analytics and biometrics. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that the company will be able to create a service that generates significant sales, impacting the value of our intellectual property. Our services overlap with established industries such as RFID and Bluetooth. It could be very difficult to persuade a large number of companies using these technologies to switch into a new service. The Company will only be able to create value if prospective clients are persuaded to use our services. This is a challenging task and if we are unsuccessful in achieving significant sales, the value of your investment may significantly depreciate.

Our products may have latent design flaws, and we depend on contract manufacturers to manufacture our products. Any manufacturing issues could result in delays or disruptions that could harm our business.

Although we have done extensive testing on our current services and intend to do similar testing on future services, it is possible that there is a design flaw that will require us to recall or refund all or a significant number of services that we have delivered to customers. Similarly, it is possible that our manufacturers will introduce delays in production or a defect during the manufacturing process triggering a recall. Any major recall or refunds of our services would be expensive and could significantly impact the value of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

Zenus, Inc.

By /s/ *Panagiotis Moutafis, Ph.D.*

     Name: <u>Panagiotis Moutafis, Ph.D.</u>

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ZENUS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Zenus, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Zenus Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 26, 2021
Los Angeles, California

- 1 -

ZENUS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	201,930	$	217,701
Accounts receivable—net		-		10,144
Total current assets		201,930		227,845
Total assets	$	201,930	$	227,845
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	5,995
Credit Card		375		2,968
Current portion of Loan Payable		40,600		-
Other current liabilities		1,210		-
Total current liabilities		42,185		8,963
Loan		20,300		-
Total liabilities		62,485		8,963
STOCKHOLDERS EQUITY				
Common Stock		44		45
Equity Crowdfunding-Common Stock		1		-
Equity issuance costs		(32,313)		-
Additional paid in capital		1,374,654		1,195,281
Retained earnings/(Accumulated Deficit)		(1,202,940)		(976,444)
Total stockholders' equity		139,446		218,882
Total liabilities and stockholders' equity	$	201,930	$	227,845

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	31,321	55,383
Cost of goods sold	2,037	7,850
Gross profit	29,284	47,532
Operating expenses		
General and administrative	266,289	460,930
Sales and marketing	18,334	6,166
Total operating expenses	284,622	467,095
Operating income/(loss)	(255,338)	(419,563)
Interest expense	305	-
Other Loss/(Income)	(29,147)	-
Income/(Loss) before provision for income taxes	(226,495)	(419,563)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(226,495)**	**(419,563)**

See accompanying notes to financial statements.

ZENUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(In , $US)	Common Stock		Equity Crowdfunding-Common Stock		Equity Issuance costs		Additional Paid in Capital		Retained earnings/(Accumulated Deficit)		Total Shareholders Equity
	Shares	Amount	Shares	Amount							
Balance—December 31, 2018	4,605,539 $	46		$ -	$ -	$	950,000	$	(556,882)	$	393,164
Repurchase of Common Stock	(216,850)	(2)									(2)
Issuance of future equity obligation (SAFE's)							245,000				245,000
Sharebased Compensation							281				281
Net Income/(loss)									(419,563)		(419,563)
Balance—December 31, 2019	4,388,689 $	44	- $	-	$ -	$	1,195,281	$	(976,444)	$	218,880
Capital raised on Crowdfunding			100,722	1	(32,313)		178,804				247,214
Sharebased Compensation							567				567
Net Income/(loss)									(226,495)		(226,495)
Balance—December 31, 2020	4,388,689 $	44	100,722 $	1	$ (32,313)	$	1,374,652	$	(1,202,940)	$	240,166

See accompanying notes to financial statements.

ZENUS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (226,495)	$ (419,563)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share Based Compensation	567	281
Changes in operating assets and liabilities:		
Accounts receivable	10,144	(10,144)
Accounts payable and accrued expenses	(5,995)	5,428
Credit Cards	(2,593)	(5,350)
Other current liabilities	1,210	(3,989)
Net cash provided/(used) by operating activities	**(223,162)**	**(433,336)**
CASH FLOW FROM FINANCING ACTIVITIES		
Repurchase of Common Stock	-	(2)
Capital raised on Crowdfunding	146,492	
Borrowings on SAFEs	-	245,000
Borrowings on Loan Payable	60,900	
Net cash provided/(used) by financing activities	**207,392**	**244,998**
Change in cash	(15,770)	(188,338)
Cash—beginning of year	217,701	406,039
Cash—end of year	**$ 201,930**	**$ 217,701**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 305	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ -
Issuance of equity in return for accrued payroll and other liabilities		$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Zenus Inc. was initially set up as Bits and Data Labs, Inc. in the State of Delaware on October 19, 2015. On August 5, 2016 the company changed its name from Bits and Data Labs, Inc. to Zenus, Inc. The financial statements of Zenus Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Zenus develops proprietary solutions for continuous and large-scale video analysis. Our team specializes in processing multiple video streams and analyzing hundreds of faces. In 2017, we launched a cloud-based API system. It allowed ticketing and registration software companies to integrate our facial recognition technology and speed up the check-in process. In 2018, our team enhanced the cloud-based API service by offering pre-built user interfaces. The goal was to help these companies complete the integration process in a better way. In 2019, we continued supporting the cloud-based API service including the pre-built user interfaces and developed a second product line focusing on analytics.

In 2020, we developed an enhanced version of our facial analytics service. Initially, we used pre-recorded footage to test the software through paid and non-paid pilots. We reached a stable version and shifted our focus on developing the second generation of our smart cameras (the first generation was developed and tested in 2019). The end-to-end analytics solution leveraging the second generation of our smart cameras will be ready by the end of the year.

Our company designs the smart cameras and then sources the different components. We are not manufacturing the hardware in-house.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit

accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Zenus, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services and products when (a) persuasive evidence that an agreement exists; (b) the product has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that

existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll liabilities	905	-
Accrued interest	305	
Total Other Current Liabilities	**1,210**	**-**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 of common shares at $ 0.00001 par value. As of December 31, 2020, and December 31, 2019, 4,489,411 and 4,388,689 shares of common stock have been issued and outstanding, respectively.

5. ISSUANCE OF FUTURE EQUITY OBLIGATION (SAFE'S)

During 2017, the company entered into eight Simple Agreements for Future Equity ("SAFE") for an aggregate amount of $350,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $2,000,000.

During 2018, the company entered into twelve Simple Agreements for Future Equity ("SAFE") for an aggregate amount of$600,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $4,500,000.

During 2019, the company entered into two Simple Agreements for Future Equity ("SAFE") for an aggregate amount of $225,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $8,000,000.

On May 6, 2019, the company entered into a Simple Agreement for Future Equity ("SAFE") to William Marsh Rice University in the amount of $20,000 at a discount rate of 80%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

As of December 31, 2020, and December 31, 2019, total outstanding was $ 1,195,000 and $ 1,195,000, respectively. The SAFEs were not converted into common stock during 2020 and 2019.

6.   SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 555,556 shares of its Common Stock pursuant to the Plan, divided into two (2) separate equity programs: (i) the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock; and (II) the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Company (or any Parent or Subsidiary) or pursuant to restricted stock units or other share right awards which vest upon the completion of designated service periods or the attainment of pre-established performance milestones.

The Common Stock were valued using fair value, equal to the fair value of the shares, amounted to $0.01

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$	-	-
Granted	197,700	$	0.01	
Vested	(26,200)	$	-	
Cancelled	-			-
Outstanding at December 31, 2019	171,500	$	0.01	3.52
Granted	-	$	-	
Vested	(39,446)	$	-	
Cancelled	(34,927)	$	-	
Outstanding at December 31, 2020	97,127	$	0.01	2.67

Restricted Stock Purchase Agreement expenses for the years ended December 31, 2020 and December 31, 2019 was $567 and $281, respectively.

7. DEBT

Loan

On May 6, 2020, the Company received an SBA loan from Customer Bank. The details and terms of the loans are as follow:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
			For the Year Ended December 2020						
Customer Bank -PPP loan	$ 60,900	1.00%	5/6/2020	5/6/2022	$ 305	$ 305	$ 40,600	$ 20,300	$ 60,900
Total					$ 305	$ 305	$ 40,600	$ 20,300	$ 60,900

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 20,300
2022	40,600
2023	-
2024	
2025	
Thereafter	
Total	**$ 60,900**

The Company will apply for PPP loan forgiveness, and it expects for the loan to be forgiven. Once the loan is forgiven, the Company will recognize other income in the amount of the forgiven loan.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (61,720)	$ (114,536)
Valuation Allowance	61,720	114,536
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (395,680)	$ (333,960)
Valuation Allowance	395,680	333,960
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,452,038, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,452,038. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

The company has no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 26, 2021 the date the financial statements were available to be issued.

On March 3, 2021 The company received the second PPP Loan from ReadyCap Lending, LLC in the amount of $60,700. The loan bears interest of 1% and has maturity date. All remaining principal and accrued interest is due and payable 5 years from date of Note.

Starting from January 01, 2021 until March 26, 2021, the company raised in total $ 102,533 on crowdfunding platform, Start Engine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Panagiotis Moutafis, Ph.D., Principal Executive Officer of Zenus, Inc., hereby certify that the financial statements of Zenus, Inc. included in this Report are true and complete in all material respects.

Panagiotis Moutafis, Ph.D.

Principal Executive Officer